                                    Exhibit 1

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
("Randgold Resources" or the "Company")

TOTAL VOTING RIGHTS

LONDON, UNITED KINGDOM, 6 SEPTEMBER 2007 - Randgold Resources Limited announces that, in accordance with FSA's Disclosure and Transparency Rules, its issued share capital consists of 69 165 334 (sixty nine million one hundred and sixty five thousand three hundred and thirty four) issued ordinary shares of US$0.05 each.

Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of Randgold Resources. Randgold Resources holds 7 704 (seven thousand seven hundred and four) issued ordinary shares in
Treasury. Therefore, the total number of voting rights in the Company is 69 157
630 (sixty nine million one hundred and fifty seven thousand six hundred and thirty).

The above figure can be used by shareholder (and others with notification obligations) as the denominator for the calculations by which to determine if they are required to notify their interest in, or a change to their interest in,
Randgold Resources under the FSA's Disclosure and Transparency Rules.

RANDGOLD RESOURCES ENQUIRIES:
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Chief Executive        Financial Director     Investor & Media Relations
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Dr Mark Bristow        Graham Shuttleworth    Kathy du Plessis
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+44 788 071 1386       +44 779 614 4438       +44 20 7557 7738
+44 779 775 2288                              Email: randgoldresources@dpapr.com
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Website: www.randgoldresources.com
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DISCLAIMER: Statements made in this document with respect to Randgold Resources'
current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Randgold
Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at
Morila, the development of Loulo and estimates of resources, reserves and mine life. For a discussion on such risk factors refer to the annual report on Form
20-F for the year ended 31 December 2006 which was filed with the United States
Securities and Exchange Commission (the 'SEC') on 25 June 2007. Randgold
Resources sees no obligation to update information in this release. Cautionary note to US investors; the 'SEC' permits companies, in their filings with the
'SEC', to disclose only proven and probable ore reserves. We use certain terms in this release, such as "resources", that the 'SEC' does not recognise and strictly prohibits us from including in our filings with the 'SEC'. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.